Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



            NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                          AUSTRALIA, CANADA, OR JAPAN

                                                                 29 OCTOBER 2002


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                  LETTER TO ALL CARNIVAL CORPORATION EMPLOYEES


COPIES TO:       Carnival Corporation Board of Directors
                 Pam Conover
                 Bob Dickinson
                 Pier Foschi
                 Kirk Lanterman

FROM:            Micky Arison
                 Howard S. Frank

DATE:            October 29, 2002

SUBJECT:         Proposed Transaction With P&O Princess

================================================================================

By now, many of you have seen the Carnival Corporation and the P&O Princess
(POC) announcements, and the many newspaper articles which followed, concerning a possible transaction between our two companies.

If we are successful in completing the transaction with POC, Carnival Corporation will become one of the largest leisure companies in the world. The Carnival group would have 65 ships in the combined fleet, with approximately 94,000 berths, and would carry close to 5 million guests worldwide. The group would also have 20 new ships under contract for delivery over the next four years, which will add another 46,000 berths to the combined fleet.

Given the substantial increase in our fleet over the next four years, our combined employee base of 53,000 would expand substantially, providing significant opportunities for all employees, including those presently working at POC.

Because our offer has still not been approved by the POC board, we have not been in a position to have any discussions with POC management about how the combined group will operate. But, as you know, the Carnival Corporation philosophy of operating our cruise businesses has been on a decentralized basis with each of our cruise brands given considerable freedom in running their day-to-day business. It's anticipated that this organizational model would also carry over to the various POC cruise brands. We will also try to identify synergies which will mainly focus on ways to reduce costs, principally through the sharing of best practices, and taking advantage of greater economies of scale.

Although newspaper articles have implied that the transaction is likely to be concluded, we still have several additional hurdles to overcome. The first of these hurdles would be the POC Board of Directors recommending our offer. We are hopeful that this will occur in January 2003. Once the POC board recommends the offer, we will need to gain the approval of 75% of the POC shares voting at a POC shareholder meeting in order to approve the transaction; such vote is expected to occur in February 2003. And, lastly, there is still the possibility that another competitive offer can be made by a third party company to acquire POC, which would compete with our offer. So, you can see, there is still considerable additional work to be done to conclude the transaction.

We thank all of our employees for your continuing support through this almost yearlong saga. It should be over soon. Good luck and best wishes to all of you.


/s/ Micky Arison


/s/ Howard Frank



CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4, A PROXY STATEMENT ON SCHEDULE 14A AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF ITS PROPOSAL TO ACQUIRE P&O PRINCESS CRUISES PLC. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSAL. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE CARNIVAL DLC PROPOSAL AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR THE PROPOSAL WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR THE PROPOSAL WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND THE TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX VI TO CARNIVAL'S ANNOUNCEMENT, FILED WITH THE SEC ON OCTOBER 25, 2002.